Exhibit (a)(5)(C)

FREQUENTLY ASKED QUESTIONS

GENERAL

1.	What is happening?

On December 9, OptumRx announced plans to combine with Diplomat, a provider of specialty pharmacy and infusion services in the United States and a PBM. Diplomat focuses on specialty drugs that treat patients with complex diseases, such as oncology, immunology, hepatitis, multiple sclerosis, specialized infusion therapy and other serious/chronic conditions.

2.	What is the strategy behind this combination?

We believe this combination will improve value for all our clients and the people we serve – combining OptumRx and Diplomat is expected to benefit clients and consumers through enhanced services and solutions. For example, joining OptumRx’s medical synchronization and information capabilities with Diplomat will expand OptumRx’s capabilities to better serve the needs of our sickest and most vulnerable patients.

As a combined organization, we will continue to help patients gain access to improved specialty pharmacy care services and improve health outcomes, while helping clients reduce their overall health care costs.

Diplomat joins a team working to advance pharmacy care services across diverse markets to help people live healthier lives and to help make the health system work better for everyone.

Over time, we expect opportunities to combine OptumRx’s expertise and capabilities, including a Synchronization and Total Cost of Care approach, with Diplomat’s specialty pharmacy and infusion services and solutions, to improve support and care coordination for patients, and improve health outcomes.

3.	Who is Diplomat?

Diplomat is an independent provider of specialty pharmacy and infusion services in the United States and a PBM. Diplomat focuses on specialty drugs that treat patients with complex diseases, such as oncology, immunology, hepatitis, multiple sclerosis, specialized infusion therapy and other serious/chronic conditions.

Diplomat reports through two distinct business segments: Specialty (comprised of Diplomat’s specialty pharmacy and infusion services business lines) and PBM.

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Specialty - Diplomat’s specialty pharmacy business is comprised of its traditional specialty pharmacy. Through the specialty pharmacy business, Diplomat purchases, fills and delivers specialty pharmaceuticals to patients’ homes and physicians’ offices in all 50 states and Washington, D.C.

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Infusion Services - Diplomat’s specialty infusion services business provides home infusion services, including IVIG, hemophilia, total parenteral, nutrition, and enzyme replacement therapies, among others.

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PBM - Diplomat’s PBM, CastiaRx, was launched in April 2018. This full-service PBM provides a variety of customizable PBM services to managed care organizations, self-insured employer groups, unions, third-party health care plan administrators and workers compensation payers. Diplomat’s PBM services include formulary administration, benefit plan design/management and drug utilization review, among others.

Headquartered in Flint, Michigan, Diplomat employs approximately 2,300 people.

4.	Who is OptumRx?

OptumRx specializes in the delivery, clinical management and affordability of prescription medications and consumer health products to our more than 56 million members. We offer high-quality, integrated services, including claims processing, medication home delivery, specialty drug management, infusion services and award-winning clinical programs.

Our expertise serving large companies, unions/trusts and managed care organizations enables us to deliver optimal member outcomes, smart savings and outstanding customer service. OptumRx is part of Optum, a leading health services and innovation company dedicated to helping make the health system work better for everyone.

5.	Where will Diplomat fit into the OptumRx business?

Immediately following closing, Diplomat will become part of OptumRx. As we integrate, we will determine opportunities to adapt our combined specialty pharmacy and infusion services to meet the dynamic and changing needs of those we serve.

6.	Was Diplomat actively courting a buyer?

As a matter of policy, we do not discuss specifics of these transactions.

7.	Who approached whom? Did Diplomat receive offers from other investors?

As a matter of policy, we do not discuss specifics of these transactions.

8.	What are the terms of the transaction?

Certain terms of the transaction were disclosed in the joint press release. A more detailed description of the material terms of the transaction will be disclosed in a Form 8-K that Diplomat will file with the Securities and Exchange Commission (SEC) shortly after signing.

9.	What government approvals do you need?

Prior to closing, the transaction will be reviewed by the applicable antitrust authorities and may be reviewed by certain state regulatory authorities.

Yes, we expect to obtain the applicable government approvals. This combination will provide enhanced services for consumers and clients while helping lead to reduced prescription drug costs, better health outcomes and lower overall total cost of care.

10.	When will the transaction close?

The transaction is expected to close in early 2020.

11.	What are your plans for further investments?

Optum will continue to engage with and support those who deliver care wherever opportunities exist to help make health care work better for communities and all participants in the health system.

12.	Will Optum or UnitedHealthcare ask Diplomat to make an exclusive deal with UnitedHealthcare health plans?

No. Optum is a health services company that operates independently from the benefits company, UnitedHealthcare. Optum has deep experience and a successful history in serving the broader health care marketplace, including physician groups and patients. Optum successfully serves nearly 100,000 physicians, practices and other health care facilities, 9 out of 10 U.S. hospitals, 200 commercial health plans, government agencies in 37 states and the District of Columbia, and an estimated 124 million consumers.

Diplomat has deep relationships with other health plans and is committed to maintaining and growing those important relationships.

13.	How will this transaction impact clients?

OptumRx and Diplomat clients can expect business as usual and a smooth transition without disruption in service, quality or access to services. We will keep clients informed as necessary as we move forward with the transition.

We believe this combination will improve value for all our clients and the people we serve – combining OptumRx and Diplomat is expected to benefit clients and consumers through enhanced services and solutions.

For example, joining OptumRx’s medical synchronization and information capabilities with Diplomat will expand OptumRx’s capabilities to better serve the needs of our sickest and most vulnerable patients.

As a combined organization, we will continue to help patients gain access to improved specialty pharmacy care services and improve health outcomes, while helping clients reduce their overall health care costs.

14.	How much of the savings from efficiencies will flow to external OptumRx clients and consumers?

We believe this combination will improve value for all our clients and the people we serve – combining OptumRx and Diplomat is expected to benefit clients and consumers through enhanced services and solutions.

For example, joining OptumRx’s medical synchronization and information capabilities with Diplomat will expand OptumRx’s capabilities to better serve the needs of our sickest and most vulnerable patients.

As a combined organization, we will continue to help patients gain access to improved specialty pharmacy care services and improve health outcomes, while helping clients reduce their overall health care costs.

15.	Won’t this relationship give UnitedHealthcare access to the medical records of non-member patients? Will this information be shared within the UnitedHealth Group companies?

All UnitedHealth Group companies employ strict physical, technical and policy guidelines for maintaining the integrity, security and privacy of medical records per HIPAA and other applicable guidelines.

16.	What will be the impact of this combination on OptumRx and Diplomat employees?

The primary purpose of this combination is to grow our combined business functions beyond what either could accomplish on its own. While we recognize there may be overlaps in our businesses, such as the duplication of roles and responsibilities, it is premature to speculate about how we will address them and at this time no decisions have been made. The OptumRx and Diplomat leadership teams will be thoughtful about integration and will keep employees informed as necessary as we move forward with the transition.

17.	Do we expect team member impacts through the integration of our two businesses?

The primary purpose of this combination is to grow our combined businesses beyond what either could accomplish on its own. While we recognize that there may be overlaps in our businesses, such as the duplication of roles and responsibilities, it is premature to speculate about how we will address them and at this time no decisions have been made. The OptumRx and Diplomat leadership teams will be thoughtful about integration and will keep team members informed as we move forward with the transition.

18.	How many members of Diplomat’s executive team will remain in place after the transaction? Who are they?

The primary purpose of this combination is to grow our combined business functions beyond what either could accomplish on its own. While we recognize that there may be overlaps in our businesses, such as the duplication of roles and responsibilities, it is premature to speculate about how we will address them and at this time no decisions have been made. The OptumRx and Diplomat leadership will be thoughtful about integration and will keep team members informed as necessary as we move forward with the transaction.

19.	Are the cultures at Diplomat and Optum similar?

We believe the cultural fit between our two companies is strong. Diplomat will be a part of Optum, a leading information and technology-enabled health services business. Optum’s employees are driven to help people live healthier lives and help the health system work better for everyone.

Our companies share common values and a strong commitment to protecting and enhancing the health and wellness of the people we serve. We believe these fundamental similarities will help support a smooth and seamless integration of the two companies. We look forward to a successful integration.

20.	Will Diplomat retain its name?

Immediately following closing, Diplomat will become part of OptumRx. As we integrate, we will determine opportunities to adapt our combined specialty pharmacy and infusion services to meet the dynamic and changing needs of those we serve. Branding decisions will be made thoughtfully and intentionally in order to support and grow our combined business.

Additional Information

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Diplomat common stock. At the time the tender offer is commenced, UnitedHealth Group and Denali Merger Sub, Inc. will file a tender offer statement on Schedule TO and related materials, including an offer to purchase, a letter of transmittal and other offer documents, with the U.S. Securities and Exchange Commission (“SEC”), and Diplomat will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. UnitedHealth Group, Denali Merger Sub, Inc. and Diplomat intend to mail these documents to the shareholders of Diplomat. INVESTORS AND DIPLOMAT SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE MAKING A DECISION TO TENDER THE SHARES. These documents (once they become available) will be available free of charge on the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (866) 829-0135 for all others, or by email at DPLO@dfking.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements relating to the expected benefits of the proposed transaction and the timing of the closing of the proposed transaction. Generally, our use of words such as “expect,” “estimate,” “believe,” “anticipate,” “should,” “will,” “forecast,” “plan,” “project,” “assume” or similar words of futurity identify such forward-looking statements. You should not place undue reliance on these statements. These statements are based on current expectations, forecasts and assumptions of UnitedHealth Group and Diplomat that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the Merger Agreement will not be satisfied or waived, including the receipt of regulatory clearances related to the merger; uncertainties as to the timing of the tender offer and merger, including that the offer and merger will not close within the anticipated time periods, or at all; uncertainties as to how many Diplomat shareholders will tender their shares in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing of the proposed transaction; the successful integration of Diplomat into UnitedHealth Group’s business subsequent to the closing of the proposed transaction; the risk that the strategic benefits, synergies or opportunities expected from the proposed transaction may not be realized or may take longer than expected to be realized; adverse reactions to the proposed transaction by employees, customers, suppliers or strategic partners, including pharmaceutical manufacturers, wholesale distributors, retail pharmacies and third party-payors; dependence on key personnel and customers; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the proposed transaction; as well as other factors detailed in UnitedHealth Group and Diplomat’s filings with the SEC, including UnitedHealth Group’s Annual Report on Form 10-K for the year ended December 31, 2018 and subsequent SEC filings, and Diplomat’s Annual Report on Form 10-K for the year ended December 31, 2018 and subsequent SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed transaction described in this communication will be completed on the currently proposed terms or at all at any particular time. There also can be no guarantee that UnitedHealth Group will achieve any particular future financial results as a result of the proposed transaction, or that UnitedHealth Group will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the proposed transaction. UnitedHealth Group is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

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